

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Peter D'Arrigo
Chief Financial Officer
Envestnet, Inc.
1000 Chesterbrook Boulevard, Suite 250
Berwyn, Pennsylvania 19312

> **Re: Envestnet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2023**
> **Filed May 5, 2023**
> **File No. 001-34835**

Dear Peter D'Arrigo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services